Exhibit 99.1

Innate Pharma: First Patient Dosed in Monalizumab Phase 3 Lung Cancer Clinical Trial Triggers $50M Payment From AstraZeneca

  First patient dosed in Phase 3 trial, PACIFIC-9, evaluating durvalumab in combination with monalizumab or oleclumab in patients with unresectable, Stage III non-small cell lung cancer
  Milestone payment further bolsters Innate’s cash position
  Second Phase 3 monalizumab trial now initiated by AstraZeneca

MARSEILLE, France--(BUSINESS WIRE)--April 29, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that AstraZeneca (LSE/STO/Nasdaq: AZN) has now dosed the first patient in its Phase 3 clinical trial, PACIFIC-9, evaluating durvalumab (PD-L1) in combination with monalizumab (NKG2A) or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT).

The purpose of the study, which is sponsored by AstraZeneca, is to determine if the addition of monalizumab or oleclumab to standard-of-care durvalumab improves outcomes for patients in this setting.

Monalizumab, Innate’s lead partnered asset, is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor-infiltrating cytotoxic CD8+ T cells and NK cells.

Dosing of the first patient in this trial has triggered a $50 million milestone payment from AstraZeneca to Innate.

“We are very pleased that our key late-stage asset, monalizumab, has progressed into a second Phase 3 trial with our partner, AstraZeneca. The launch of PACIFIC-9 represents an important financial milestone for Innate, as it triggers a $50 million milestone payment that reinforces our cash position,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “Based on the recent COAST clinical trial results, we are excited about the potential of extending the clinical benefit of durvalumab with the addition of monalizumab in patients with unresectable, Stage III NSCLC.”

Detailed results from the randomized COAST Phase 2 trial were published in the Journal of Clinical Oncology on April 22, 2022. AstraZeneca initially presented the results during the European Society for Medical Oncology (ESMO) Congress 2021 in September 2021 (see AstraZeneca press release). The results of the interim analysis showed monalizumab in combination with durvalumab increased objective response rate (ORR) and prolonged progression-free survival (PFS) versus durvalumab alone in patients with unresectable, Stage III NSCLC who had not progressed after CRT. The Journal of Clinical Oncology publication now includes exploratory subgroup analysis.

“Durvalumab has transformed the treatment of patients with unresectable, Stage III NSCLC, and we’re excited by the promise of extending its benefit through novel combinations with two potential first-in-class monoclonal antibodies demonstrating strong clinical activity. Based on the stand-out results from COAST, we are pleased that the Phase 3 trial is underway, which we hope will bring new treatment options to patients and further increase the potential for long-term survival benefit in this setting,” said Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca.

About PACIFIC-9:

PACIFIC-9 is a Phase 3, randomised, double-blind, multicenter global study to determine the efficacy and safety of durvalumab alone or in combination with oleclumab or monalizumab+ in patients with unresectable, Stage III NSCLC who have not progressed on definitive, platinum-based CRT.

The first patient has been dosed in April 2022. The PACIFIC-9 Phase 3 trial is now looking to recruit patients across more than 200 centers in the coming months.

Stage III NSCLC:

In 2020, an estimated 2.2 million people were diagnosed with lung cancer worldwide1. Lung cancer is broadly split into NSCLC and small cell lung cancer, with 80-85% classified as NSCLC.2,3,4 Stage III NSCLC represents approximately one quarter of NSCLC incidence5.

Stage III (locally advanced) NSCLC is commonly divided into three subcategories (IIIA, IIIB and IIIC), defined by how much the cancer has spread locally. In contrast to Stage IV, when cancer has spread (metastasised), the majority of Stage III patients are currently treated with curative intent2,6.

The majority of Stage III NSCLC patients are diagnosed with unresectable tumours2,5.

About Monalizumab:

Monalizumab is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells.

NKG2A is an inhibitory checkpoint receptor for HLA-E. By expressing HLA-E, cancer cells can protect themselves from killing by NKG2A+ immune cells. HLA-E is frequently overexpressed in the cancer cells of many solid tumors and hematological malignancies. Monalizumab may reestablish a broad anti-tumor response mediated by NK and T cells, and may enhance the cytotoxic potential of other therapeutic antibodies7.

The ongoing development for monalizumab is focused on investigating monalizumab in various combination strategies in different malignancies, including the Phase 2 NeoCOAST trial in the neoadjuvant early-stage setting.

About the Innate-AstraZeneca monalizumab agreement:

In October 2018, AstraZeneca obtained full oncology rights to monalizumab by exercising its option under the co-development and commercialization agreement initiated in 2015.

The financial terms of the agreement include potential cash payments up to $1.275 billion to Innate Pharma. Including the $50 million payment triggered by dosing the first patient in the Phase 3 PACIFIC-9 clinical trial, Innate Pharma has received $450 million to date.

For any commercialized oncology indication, AstraZeneca will book all sales revenue and will pay Innate low double-digit to mid-teen percentage royalties on net sales worldwide except in Europe where Innate Pharma will receive 50% share of the profits and losses in the territory. Innate will co-fund 30% of the costs of the Phase 3 development program of monalizumab with a pre-agreed limitation of Innate’s financial commitment.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com.

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

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1 World Health Organization. International Agency for Research on Cancer. Lung Fact Sheet. Available at https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed September 2021.
2 Provencio M, et al. Inoperable Stage III Non-Small Cell Lung Cancer: Current Treatment and Role Of Vinorelbine. J Thorac Dis. 2011;3:197-204.
3 Cheema PK, et al. Perspectives on Treatment Advances for Stage III Locally Advanced Unresectable Non-Small-Cell Lung Cancer. Curr Oncol. 2019;26(1):37–42.
4 LUNGevity Foundation. Types of Lung Cancer. Available at https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed September 2021.
5 EpiCast Report: NSCLC Epidemiology Forecast to 2025. GlobalData. 2016.
6 ASCO. Cancer.net. Lung Cancer – Non-Small Cell. Available at https://www.cancer.net/cancer-types/lung-cancer/view-all. Accessed September 2021.
7 André et al, Cell 2018

Contacts

Investors and Media
Innate Pharma
Henry Wheeler
Tel.: +33 484 90 32 88
Henry.wheeler@innate-pharma.fr

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Marie Puvieux (France)
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innate-pharma@atcg-partners.com